March 22, 2019

George Kurtz
Chief Executive Officer
CrowdStrike Holdings, Inc.
150 Mathilda Place, Suite 300
Sunnyvale, CA 94086

       Re: CrowdStrike Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 25, 2019
           CIK No. 0001535527

Dear Mr. Kurtz:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 25, 2019

Prospectus Summary, page 1

1. Please revise your prospectus summary to clarify that your executive officers, directors and current 5% or more stockholders and their respective affiliates have substantial control over you, beneficially owning more than 73% of your common stock outstanding on an as-converted basis. Please also clarify in your summary that your three principal stockholders and their affiliates, in aggregate, beneficially own over 62% of your common stock outstanding on an as-converted basis.
2. On pages 7 and 8, you indicate that you believe your directly addressable opportunity in the Managed Security Services segment to be $4.4 billion in 2019 and is expected to reach
       $5.1 billion in 2021. Please disclose the basis for these estimates, including material
 George Kurtz
FirstName LastNameGeorge Kurtz
CrowdStrike Holdings, Inc.
Comapany2019
March 22, NameCrowdStrike Holdings, Inc.
March 22, 2019 Page 2
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FirstName LastName
         assumptions, and clarify why your Managed Security Services directly addressable opportunity is smaller than the industry report data you provided on page 7. Further, please clarify here or on page 60 whether you believe the market and industry data is reasonable.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 78

3. You indicate on page 78 that you expect to increase the number of your small and medium-sized business customers. Your growth strategy involves both acquiring new customers and further penetrating existing customers through your land-and-expand strategy. Please clarify how you define small and medium-sized customers and consider stratifying your customer base to indicate the portion of customers that are small and medium size as part of your Subscription Customers key metric table. Results of Operations
Nine Months Ended October 31, 2017 and 2018
Revenue, page 87

4. Your disclosure indicates that the growth in subscription revenue for the nine months ended October 31, 2018, a 144% increase, was primarily attributable to the increase in your subscription customer base. We further note your disclosure on page 83 that subscription revenue is driven primarily by the number of subscription customers, the number of endpoints per customer, and the number of cloud modules included in the subscription. In addition, we note your Dollar-Based Retention Rates table on page 76 and your Cloud Module Adoption table on page 77. Given the growth rate presented in each of these tables, it appears that your revenue growth is also attributable to increases in revenue from existing customers. Please revise your disclosures to separately quantify the amount of the increase that is from existing customers and from new customers. Your disclosures should also quantify the underlying drivers that are increasing existing customer sales such as disclosing the amount that is attributable to an increase in the number of endpoints and the number of cloud modules. Refer to Section III.D of SEC
         Release No. 33-6835. Similar concerns apply to your Revenue disclosures for the fiscal years ended January 31, 2017 and 2018 on page 92.
Our Solution, page 113

5. Your disclosure indicates that you recently launched the CrowdStrike Store which introduces a unified Security Cloud ecosystem of trusted partners and applications to your customers. Tell us if you receive a commission or similar fee if a customer purchases an application from the CrowdStrike Store. Tell us and disclose, if material, your revenue recognition policy for this revenue stream.

Management
 George Kurtz
FirstName LastNameGeorge Kurtz
CrowdStrike Holdings, Inc.
Comapany2019
March 22, NameCrowdStrike Holdings, Inc.
March 22, 2019 Page 3
Page 3
FirstName LastName
Board of Directors, page 133

6. Warburg Pincus will have the right to proportionately designate a number of directors as compared to the number of shares it holds if it beneficially owns a minimum of 5% of the total shares of common stock outstanding. Warburg Pincus and its affiliates currently beneficially owns approximately 30.8% of the total common stock outstanding on an as-
         converted basis and has designated two current board members, Messrs. Davis and Landy, to the current board of nine directors. Please clarify the beneficial ownership percentages that Warburg Pincus must hold to have the right to designate 2 or 3 directors before the next annual meeting.
7. In section 2(g) of your Stockholders Agreement, Exhibit 4.1, certain investors have board observer rights, including CapitalG, an affiliate of Google LLC and a principal stockholder. Please describe your board observer rights and identify anyone designated as a board observer pursuant to this provision of your Stockholders Agreement.
Stockholders Agreement, page 152

8. While certain provisions of the Stockholders Agreement will expire upon the close of the
         IPO, the Stockholders Agreement provides detailed provisions of how the board, its committees, and board observers were nominated and appointed. To the extent current board members or committee members were appointed pursuant to the Stockholders
         Agreement, please clarify this in your registration statement.
9. Please expand your description of the Stockholders Agreement to discuss material provisions that will survive the close of your IPO, such as the composition of the board, the board committees, and use of names provisions.
Notes to Consolidated Financial Statements
Note 13. Geographic Information , page F-51

10. Please clarify if any foreign countries individually represented 10% or more of revenue in the periods presented. Refer to ASC 280-10-50-41.a.
General

11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
12. If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and
         Disclosure Interpretations relating to Securities Act Forms available on our website.
 George Kurtz
CrowdStrike Holdings, Inc.
March 22, 2019
Page 4

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim,Staff Attorney, at (202) 551-
3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                           Sincerely,

FirstName LastNameGeorge Kurtz                             Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameCrowdStrike Holdings, Inc.
                                                           and Services
March 22, 2019 Page 4
cc:       Alan Denenberg, Esq.
FirstName LastName